General Mills, Inc. (GIS)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Beware of the Deceptive Board of Directors Special Meeting Proposal 5 that is Designed to Rob Votes from Shareholder Proposal 6

Proposal 5 could also be called the empty-suit Proposal or the Board of Directors Proposal that is in competition with Shareholder Proposal 6 that was submitted first or the proposal designed to make shareholders wary about a shareholder right to call for a special shareholder meeting – the topic of both Proposal 5 and Proposal 6.

There is a rule that shareholder proposals cannot conflict with a Board of Directors proposals yet the General Mills Board apparently believes that a Board proposal can conflict with a shareholder proposal.

The text of Proposal 5 is overwhelmingly devoted to so-called reasons to put limitations on a shareholder right to call for a special shareholder meeting and yet it is – in contradiction – supposedly in favor of a shareholder right to call for a special shareholder meeting. Board Proposal 5 fails to give even one advantage to a shareholder right to call for a special shareholder meeting yet it solicits the votes of shareholders supposedly in favor of such a right.

Perhaps there should be a rule that the Board of Directors should not be able to ask shareholders to vote on a topic that it fails to give a material reason to vote in favor of. Perhaps there should be a rule that the proposal that was drafted first on the same topic, Proposal 6, should be given an earlier number on the ballot than the belated Board Proposal 5.

Board Proposal 5 is a contradiction because it is overwhelmingly devoted to the so-called reasons to put limitations on a shareholder right to call for a special shareholder meeting. Yet it fails to mention a single limitation that the Board – without a doubt – has in mind to add to the 25% stock ownership threshold requirement that equals 30% of the shares that vote at the General Mills annual meeting.

The responsibly for the empty suit Proposal 5, designed to make shareholders wary of a shareholder right to call for a special shareholder meeting, falls to Ms. Maria Sastre, who chairs the General Mills governance committee. Shareholders are encouraged to object to the Board submitting an empty-suit proposal on the ballot by voting for the shareholder proposal on the same topic that was submitted first, Proposal 6. Shareholders can also vote against Mr. Sastre who is responsible for the empty-suit Board Proposal 5. Shareholders can also vote against the belated Board Proposal 5 or simply not vote at all in regard to proposal 5.

Vote for the Special Meeting Proposal that was submitted first, Proposal 6 and vote against the belated Board Proposal 5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.